UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1028277

As at January 20, 2005

ANOORAQ RESOURCES CORPORATION

800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: January 20, 2005

* Print the name and title of the signing officer under his signature
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Anooraq Resources Corporation
1020-800 W Pender St.
Vancouver BC
Canada V6C 2V6
Tel 604 684-6365
Fax 604 684-8092
Toll Free 1 800 667-2114
www.anooraqresources.com

ANOORAQ AND ANGLO PLATINUM BEGIN ADVANCED DRILLING PHASE AT BOIKGANTSHO

January 20, 2005, Vancouver, BC - Anooraq Resources Corporation (TSX Venture-ARQ; AMEX: ANO) announces that drilling has re-commenced at the Boikgantsho Joint Venture properties, located on the Northern Limb of the Bushveld Complex 250 kilometres north of Johannesburg, South Africa. Boikgantsho is a joint venture between Anooraq and Anglo American Platinum Corporation Limited ("Anglo Platinum"), directed toward the exploration and development of platinum group metals deposits on the Drenthe, Witrivier and the northern part of the Overysel farms, which host the Drenthe and Overysel North platinum group metals deposits.

An independent estimate of the collective mineral resources in the Drenthe and Overysel North deposits, based on drilling to September 2004, at a $20 gross metal value per tonne (GMV/t) cut-off1, includes 7.7 million ounces combined platinum, palladium and gold ("3PGM") within indicated resources of 177 million tonnes grading 1.35 g/t 3PGM2 and 0.13% nickel and 0.08% copper, and 4.1 million ounces within inferred resources of 104 million tonnes grading 1.23 g/t 3PGM3 and 0.14% nickel and 0.09% copper. Scoping level engineering studies have been carried out using this resource, and results of the preliminary assessment are expected shortly. Once all of the analytical data from drilling to December 2004 has been received, the geological models and mineral resource estimates will be updated for a pre-feasibility study in the first half of 2005.

The current 24,000-metre multi-rig drilling program is focused on the Drenthe deposit. Drilling is planned to proceed at 50-metre intervals along 50-metre spaced lines in order to define measured mineral resources within the deposit, and advance the project toward a bankable feasibility study.

Keith Roberts, M.Sc., Ph.D., P.Geo., is Anooraq's qualified person for the Drenthe drilling program. The independent qualified person for the resource estimate is G.J. van der Heever, Pr.Sci.Nat.

Anooraq is actively engaged in the advancement of major platinum group metals projects in the Bushveld Complex, the world's premier PGM environment. In addition to attractive mineral holdings on the Northern and Western Limb of the Bushveld, the Company holds a 50% interest in the advanced stage Ga-Phasha PGM project on the Eastern Limb. Anooraq is the only Black Economic Empowerment ("BEE") company with a primary listing on a North American stock exchange. This combination of significant PGM assets, status as a BEE and direct access to financing opportunities on North American and European markets, positions Anooraq to become a leading PGM company.

For further details on Anooraq and its properties in South Africa, visit the Company's website at www.anooraqresources.com or contact Investor Services at (604) 684-6365 or in North America call 1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ Ronald W. Thiessen

Ronald W. Thiessen
President and CEO
___________________
1 GMV is the sum of Pt, Pd, Au, Ni and Cu grades multiplied by their respective (assumed) metal price.
Assumed metal prices used are Pt - US$650/oz; Pd - US$250/oz; Au - US$375/oz; Ni - US$4/lb; Cu - US$1/lb .
2 1.35 g/t 3PGM is 0.57 g/t Pt, 0.69 g/t Pd, 0.09 g/t Au
3 1.23 g/t 3PGM is 0.52 g/t Pt, 0.63 g/t Pd and 0.09 g/t Au

No regulatory authority has approved or disapproved the information contained in this news release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address estimated resource quantities, grades and contained gold, possible future mining, exploration and development activities, are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices for metals, the conclusions of detailed feasibility and technical analyses, lower than expected grades and quantities of resources, mining rates and recovery rates and the lack of availability of necessary capital, which may not be available to the Company on terms acceptable to it or at all. The Company is subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

Cautionary Note Concerning Estimates of Measured, Indicated and Inferred Resources.

This news release also uses the terms "measured resources", "indicated resources" and "inferred resources". Anooraq advises investors that although these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. In addition, "inferred resources" have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Assessment as defined under 43-101. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.